

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2006

Via US Mail and Facsimile

Mr. Thomas F. Wolfe
Chief Financial Officer
Affinity Group Holding, Inc.
2575 Vista Del Mar Drive
Ventura, CA 93001

> **Re:** **Affinity Group Holding, Inc.**
> **Affinity Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File Nos. 000-22852 and 333-124109**

Dear Mr. Wolfe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief